SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: July 27, 2005		Title:	General Counsel

2Q05
EARNINGS
REPORT

July 27, 2005
MAXCOM TELECOMUNICACIONES SECOND QUARTER 2005 RESULTS
•	Revenues increased 30% over 2Q04 and 12% over 1Q05

•	EBITDA grew 57% over 2Q04 and 21% over 1Q05

•	Lines in service increased 28% over 2Q04 and 6% over 1Q05

•	Voice customers grew 30% over 2Q04 and 7% over 1Q05

•	Data customers grew 21% over 2Q04 and 4% over 1Q05
LINES:
The number of lines in service at the end of 2Q05 increased 28% to 188,283 lines, from 147,238 lines at the end of 2Q04, and 6% when compared to 177,007 lines in service at the end of 1Q05.
During 2Q05, 17,457 new voice lines were installed, 33% higher than the 13,105 lines installed during 2Q04. When compared to 1Q05, the number of installations decreased 19% from 21,444 lines.
During 2Q05, the monthly churn rate for voice lines was 1.6%, lower than the 1.9% monthly average churn during 2Q04. When compared to 1Q05, churn rate decreased from 1.9%. Voluntary churn in 2Q05 resulted in the disconnection of 2,422 lines, a rate of (0.5%), similar to the rate registered in 1Q05 (0.5%) with 2,446 disconnected lines. Involuntary churn resulted in the disconnection of 5,156 lines, a rate of (1.1%), which is in line with 6,626 disconnected lines in 1Q05 (1.4%).

LINES	2Q04	1Q05	2Q05	vs. 2Q04	vs. 1Q05

Business Lines	26,506	30,617	31,612	19%	3%
Residential Lines	110,792	135,132	142,425	29%	5%
Public Telephony Lines	—	1,298	2,334	N/A	80%
Total Voice Lines	137,298	167,047	176,371	28%	6%
Wholesale	9,940	9,960	11,912	20%	20%

Lines in Service (1)	147,238	177,007	188,283	28%	6%

Data Equivalent Lines (2)	15,345	19,233	20,948	37%	9%

(1)	Does not include Data Equivalent Lines

(2)	Data Conversion @ 64Kbps
CUSTOMERS:
Total voice customers grew 30% to 138,828 at the end of 2Q05, from 106,447 at the end of 2Q04, and 7% when compared to 129,535 customers at the end of 1Q05.
The change in the number of voice customers by category was the following: (i) business customers increased by 11% from 2Q04 and 5% from 1Q05; and, (ii) residential customers increased by 31% from 2Q04 and 7% from 1Q05.

VOICE CUSTOMERS	2Q04	1Q05	2Q05	vs. 2Q04	vs. 1Q05

Business	3,802	4,034	4,227	11%	5%
Residential	102,645	125,501	134,601	31%	7%

Total Voice Customers	106,447	129,535	138,828	30%	7%

Data Customers	5,833	6,816	7,079	21%	4%

1/5

2Q05
EARNINGS
REPORT

July 27, 2005
REVENUES:
Revenues for 2Q05 increased 30% to Ps$275.8 million, from Ps$213.0 million reported in 2Q04. Voice revenues for 2Q05 increased 24.4% to Ps$221.9 million, from Ps$178.4 million during 2Q04, driven by a 28% increase in voice lines while ARPU remained at the same level. Data revenues for 2Q05 were Ps$13.0 million and contributed with 5% of total revenues. Data revenues in 2Q04 were Ps$9.1 million. Wholesale revenues for 2Q05 were Ps$40.9 million, a 60% increase from Ps$25.5 million in 2Q04.
Revenues for 2Q05 increased 12% to Ps$275.8 million, from Ps$246.3 million in 1Q05. Voice revenues for 2Q05 increased 11% to Ps$221.9 million, from Ps$200.0 million during 1Q05. Data revenues in 2Q05 increased 16% to Ps$13.0 million, from Ps$11.2 million during 1Q05. During 2Q05, revenues from Wholesale customers increased 16% to Ps$40.9 million, from Ps$35.1 million in 1Q05.
COST OF NETWORK OPERATION:
Cost of Network Operation in 2Q05 was Ps$92.2 million, a 19% increase when compared to Ps$77.3 million in 2Q04. Over the same period, outbound traffic decreased 1%, showing an increase on a cost per minute basis basically as a result of the lease of capacity on a CATV network in the city of Querétaro, where we started providing a “triple play” service comprised of Cable TV, internet and telephone service; combined with a shift of the outbound traffic pattern from local to long distance and calls to cellular phones. Local traffic was 93% of total traffic in 2Q04 and 88% in 2Q05. The Ps$14.9 million increase in Cost of Network Operation was generated by: (i) Ps$9.9 million, or 18%, increase in network operating services, mainly driven by Ps$7.4 million higher calling party pays interconnection charges, a Ps$1.3 million higher long distance interconnection; and, Ps$1.3 million lease of capacity on a CATV network, which were partially offset by Ps$0.1 million lower AsistelMax, lease of ports and other services cost; (ii) Ps$2.9 million higher technical expenses, basically as a result of Ps$2.3 higher maintenance expenses; and, Ps$0.5 higher leases of sites and poles; and, (iii) Ps$2.0 million, or 101%, increase in installation expenses and cost of disconnected lines.
Cost of Network Operation increased 10% quarter-over-quarter when compared to Ps$83.6 million in 1Q05. The Ps$8.6 million increase in Cost of Network Operation was generated by: (i) Ps$8.2 million, or 14% increase in Network operating services, mainly driven by Ps$5.8 million higher calling party pays charges, Ps$2.3 million higher long distance reselling cost, Ps$1.1 million lease of a cable TV network; and, Ps$0.2 higher AsistelMax and other services cost, which were partially offset by Ps$1.2 million lower leases of circuits; (ii) Ps$1.3 million increase in Technical expenses, partially offset by a Ps$1.0 million decrease of installation expenses and cost of disconnected lines. On a traffic-related cost basis, the cost per minute increased as outbound traffic decreased 4%.
Gross margin at 67% in 2Q05 showed an improvement from 64% reported in 2Q04 and from the 66% reported in 1Q05.
SG&A:
SG&A expenses were Ps$113.8 million in 2Q05, a 25% increase from Ps$91.0 million in 2Q04. The increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$13.0 million as a result of increased headcount; (ii) higher sales commissions of Ps$7.4 million; (iii) higher maintenance expenses of Ps$0.9 million; and, (iv) higher general and insurance expenses of Ps$3.4 million. Higher expenses were partially offset by (i) lower fees paid to external advisors of Ps$0.5 million (ii) lower advertising expenses of Ps$0.7, (iii) Ps$0.4 lower offices and warehouse leases; and, (iv) Ps$0.4 million lower bad debt reserve
SG&A expenses in 2Q05 increased 9% to Ps$113.8 million from Ps$104.7 million in 1Q05. The Ps$9.1 million increase was generated by: (i) higher salaries, wages and benefits of Ps$5.9 million, (ii) Ps$1.3 million higher sales commissions, (iii) Ps$0.6 million higher market research, (iv) Ps$0.6 million higher bad debt reserve, (v) Ps$0.5 higher office supplies; and, (vi) higher general and advertising expenses of Ps$1.0 million. Higher expenses were offset by: (i) Ps$0.5 million lower consulting fees paid to external advisors; and, (ii) Ps$0.3 million lower offices and warehouse leases.

2/5

2Q05
EARNINGS
REPORT

July 27, 2005
EBITDA:
EBITDA for 2Q05 increased 57% to Ps$69.9 million, from Ps$44.6 million reported in 2Q04. When compared to 1Q05, EBITDA grew 21% from Ps$58.0 million.
EBITDA margin of 25% improved from 21% of 2Q04, and from 24% in 1Q05.
CAPITAL EXPENDITURES:
Capital expenditures for 2Q05 were Ps$69.7 million, 9% higher than the Ps$64.1 million reported in 2Q04, and a 17% decrease when compared to Ps$84.1 million in 1Q05.
CASH POSITION:
Maxcom’s cash position at the end of 2Q05 was Ps$45.1 million in Cash and Cash Equivalents, including Ps$9.7 million of restricted cash in connection with the banks ´ credit facilities, compared to Ps$41.2 million at the end of 2Q04. Cash and Cash Equivalents at the end of 1Q05 were Ps$37.4 million, including Ps$5.6 million of restricted cash. During 2Q05, Maxcom closed a new credit facility in local currency with a Mexican bank.
SUBSEQUENT EVENTS:
On July 14, we entered into a short-term commercial paper program in Mexico, issuing 1,500,000 notes with a face value of Ps$100.00 for a total amount of Ps$150.0 million. Notes will be payable on June 15, 2006 and will bear interests at a rate equal to the Inter-banking Equilibrium Interest Rate (TIIE) plus 2.75 points and applicable taxes (13.24% for the first period). Coupons will be payable monthly starting August 11, 2005.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Querétaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 5147 1125	(917) 375-1984
investor.relations@maxcom.com	ldomville@nyc.rr.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward- looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

3/5

2Q05
EARNINGS
REPORT

July 27, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
(Thousands of Mexican pesos “Ps” with purchasing power as of June 30, 2005 and thousands of US Dollars “$”)

	June 30, 2004			March 31, 2005			June 30, 2005
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	41,158	$3,796	Ps	31,885	$2,941	Ps	35,364	$3,261
Restricted Cash		—	—		5,555	512		9,722	897

		41,158	3,796		37,440	3,453		45,086	4,158

Accounts receivable:
Customers, net of allowance		142,319	13,126		127,176	11,729		147,807	13,632
Other sundry debtors		18,969	1,749		17,893	1,650		23,235	2,143

		161,288	14,875		145,069	13,379		171,042	15,775

Inventory		17,432	1,608		12,110	1,117		13,027	1,201
Prepaid expenses		65,392	6,031		59,934	5,528		60,179	5,550

Total current assets		285,270	26,310		254,553	23,477		289,334	26,684

Restricted Cash Long Term		—	—		12,682	1,170		16,849	1,554

Frecuency rights, Net		98,647	9,098		93,356	8,610		91,592	8,447
Telephone network systems & Equipment, Net		1,598,318	147,407		1,767,988	163,057		1,769,988	163,242
Preoperating expenses, Net		172,685	15,926		146,003	13,465		137,141	12,648
Intangible Assets, Net		378,171	34,878		349,822	32,263		342,918	31,626
Other assets		27,016	2,492		19,746	1,821		18,904	1,744

Total assets	Ps	2,560,107	$236,111	Ps	2,644,150	$243,863	Ps	2,666,726	$245,945

LIABILITIES
CURRENT LIABILITIES:
Interest Payable	Ps	4,993	$460	Ps	17,287	$1,594	Ps	9,526	$879
Accrued expenses and other accounts payable		172,491	15,908		262,679	24,226		227,808	21,010
Bank Financing		23,298	2,149		144,788	13,353		188,308	17,367
Customers deposits		2,251	208		2,458	227		2,525	233
Payroll and other taxes payable		54,607	5,036		51,368	4,738		45,045	4,154

Total current liabilities		257,640	23,761		478,580	44,138		473,212	43,643

LONG-TERM LIABILITIES:
Senior notes, net		2,133,790	196,793		595,201	54,894		571,494	52,707
Bank Financing		—	—		11,175	1,031		41,667	3,843
Notes payable		9,551	881		3,995	368		37,593	3,467

Total liabilities	Ps	2,400,981	$221,435	Ps	1,088,951	$100,431	Ps	1,123,966	$103,660

SHAREHOLDERS’ EQUITY
Capital stock		1,860,061	171,548		2,441,928	225,212		2,441,928	225,212
Additional paid-in capital		1,558	144		874,358	80,640		874,358	80,640
Accumulated deficit		(1,587,611)	(146,421)		(1,717,768)	(158,425)		(1,717,768)	(158,425)
Net loss for the period		(114,882)	(10,595)		(43,319)	(3,995)		(55,758)	(5,142)

Total shareholders’ equity (deficit)	Ps	159,126	$14,676	Ps	1,555,199	$143,432	Ps	1,542,760	$142,285

	Ps	2,560,107	$236,111	Ps	2,644,150	$243,863	Ps	2,666,726	$245,945

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of June 30, 2005 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8428 per US$1.00.

4/5

2Q05
EARNINGS
REPORT

July 27, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR 2005 AND 2004 QUARTERLY PERIODS
(Thousands of Mexican pesos “Ps” with purchasing power as of June 30, 2005 and thousands of US Dollars “$”)

	April 1 to				January 1 to				April 1 to
	June 30, 2004				March 31, 2005				June 30, 2005
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		178,427	16,456	84%		199,889	18,435	81%		221,941	20,469	80%
Data		9,050	835	4%		11,243	1,037	5%		13,019	1,201	5%
Wholesale		25,485	2,350	12%		35,147	3,241	14%		40,860	3,768	15%

TOTAL REVENUES	Ps	212,962	$19,641	100%	Ps	246,279	$22,713	100%	Ps	275,820	$25,438	100%
Network operating services		55,148	5,086	26%		56,827	5,241	23%		65,059	6,000	24%
Technical expenses		20,196	1,863	9%		21,793	2,010	9%		23,072	2,128	8%
Installation expenses		1,965	181	1%		4,964	458	2%		4,052	374	1%

Cost of Network Operation		77,309	7,130	36%		83,584	7,709	34%		92,183	8,502	33%

GROSS PROFIT		135,653	12,511	64%		162,695	15,004	66%		183,637	16,936	66%

SG&A		91,033	8,396	43%		104,715	9,658	43%		113,749	10,491	41%

EBITDA		44,620	4,115	21%		57,980	5,346	23%		69,888	6,445	25%

Depreciation and amortization		88,560	8,168			87,780	8,096			89,195	8,226

Operating Loss		(43,940)	(4,053)			(29,800)	(2,750)			(19,307)	(1,781)

Comprehensive (Income) Cost of Financing:
*Interest expense		5,373	496			13,001	1,199			14,795	1,364
**Interest income		1,267	117			1,453	134			2,806	259
Exchange (income) loss, net		47,295	4,359			2,170	200			(26,672)	(2,461)
Gain on net monetary position		1,645	152			(6,561)	(608)			28	3

		55,580	5,124			10,063	925			(9,043)	(835)

Other income (Expense)		174	16			71	7			(1,128)	(104)

INCOME (LOSS) BEFORE TAXES		(99,694)	(9,193)			(39,934)	(3,682)			(9,136)	(842)

Provisions for:
Asset Tax		3,293	304			3,172	293			3,154	291
Income Tax & Profit Sharing		567	52			213	20			149	14

Total Provisions		3,860	356			3,385	313			3,303	305

NET INCOME (LOSS)	Ps	(103,554)	$(9,549)		Ps	(43,319)	$(3,995)		Ps	(12,439)	$(1,147)

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes and Vendor Financing

**	Interest Income net of bank commissions
Financial statements are reported in period-end pesos as of June 30, 2005 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8428 per US$1.00.

5/5